FREE WRITING PROSPECTUS
FILED PURSUANT TO RULE 433
REGISTRATION FILE NO.: 333-165147-03

THIS FREE WRITING PROSPECTUS, DATED JUNE 21, 2012, MAY BE AMENDED OR COMPLETED PRIOR TO TIME OF SALE

STATEMENT REGARDING THIS FREE WRITING PROSPECTUS

The depositor has filed a registration statement (including a prospectus) with the SEC (SEC File No. 333-165147) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the depositor has filed with the SEC for more complete information about the depositor and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the depositor or any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling (866) 400-7834 or by emailing cmbs-prospectus@jpmorgan.com.

SUPPLEMENT TO FREE WRITING PROSPECTUS DATED JUNE 12, 2012

$1,035,480,000 (Approximate)

J.P. Morgan Chase Commercial Mortgage Securities Trust 2012-CIBX
Issuing Entity

J.P. Morgan Chase Commercial Mortgage Securities Corp.
Depositor

CIBX Commercial Mortgage, LLC
JPMorgan Chase Bank, National Association
Sponsors and Mortgage Loan Sellers

Commercial Mortgage Pass-Through Certificates, Series 2012-CIBX

J.P.Morgan	CIBC World Markets
Co-Lead Manager and Sole Bookrunner	Co-Lead Manager

Credit Suisse	Goldman, Sachs & Co.
Co-Manager	Co-Manager

The information in this Supplement to Free Writing Prospectus (this “Supplement”) clarifies, updates and/or modifies the information contained in the free writing prospectus, dated June 12, 2012 (the “Initial Free Writing Prospectus”), as supplemented by the free writing prospectus, dated June 20, 2012 (as supplemented, the “Free Writing Prospectus”), and the structural and collateral term sheet, dated June 12, 2012, as supplemented by the free writing prospectus, dated June 20, 2012 (as supplemented, the “Term Sheet” and, together with the Free Writing Prospectus, the “Transaction Free Writing Prospectus”).  Capitalized terms used in this Supplement but not defined herein will have the meanings ascribed to them in the Free Writing Prospectus.

A. The following is updated structural information and modifies the information contained in the Transaction Free Writing Prospectus:

Addition of the Class A-4FL and Class A-4FX Certificates

The certificate balance of the Class A-4 certificates have been reduced to $346,887,000.  The issuing entity intends to issue two additional classes of certificates, the Class A-4FL and Class A-4FX certificates in the certificate balances reflected in the chart below.  Neither the Class A-4FL or Class A-4FX certificates are being offered by this Supplement and any information in this Supplement concerning those certificate is presented solely to enhance your understanding of the offered certificates.

Investors should note that, except as described in this Supplement, the Class A-4FL and Class A-4FX certificates and the Class A-4FL/4FX regular interest will have the same characteristics, the same structure and will be subject to the same risks as the Class A-3FL and Class A-3FX certificates and the Class A-3FL/3FX regular interest, as applicable, described in the Initial Free Writing Prospectus; HOWEVER, the Class A-4FL/4FX regular interest (and therefore the Class A-4FL and Class A-4FX certificates) will instead be pari passu, pro rata, and of the same priority with the Class A-4 certificates in the Initial Free Writing Prospectus and not pari passu, pro rata, and of the same priority with the Class A-3 certificates as was the case with the Class A-3FL/3FX regular interest (and therefore the Class A-3FL and Class A-3FX certificates) in the Initial Free Writing Prospectus.

The Class A-4FL certificates will benefit from a swap agreement entered into between the trust and the swap counterparty with the same terms as the swap agreement described in the Initial Free Writing Prospectus.

The chart below reflects the updated certificate structure:

SUMMARY OF CERTIFICATES

Class	Initial Class Certificate Balance or Notional Amount(1)		Approx. Initial Credit Support(2)	Pass-Through Rate Description	Assumed Final Distribution Date(3)	Initial Approx. Pass-Throu gh Rate	Weighted Average Life (Yrs.)(4)	Expected Ratings (Moody’s/DBRS)(5)	Principal Window(4)
Offered Certificates
A-1	$68,035,000		30.000%	(6)	February 2016%		1.98	Aaa(sf)/AAA(sf)	07/12-02/16
A-2	$112,771,000		30.000%	(6)	August 2016%		3.87	Aaa(sf)/AAA(sf)	02/16-08/16
A-3	$283,979,000		30.000%	(6)	June 2021%		7.33	Aaa(sf)/AAA(sf)	08/16-06/21
A-4	$346,887,000		30.000%	(6)	June 2022%		9.60	Aaa(sf)/AAA(sf)	06/21-06/22
X-A	$1,019,212,000	(8)	N/A	Variable(9)	June 2022%		N/A	Aaa(sf)/AAA(sf)	N/A
A-S	$117,540,000		20.875%	(6)	June 2022%		9.96	Aaa(sf)/AAA(sf)	06/22-06/22
B	$61,185,000		16.125%	(6)	June 2022%		9.96	Aa2(sf)/AA(sf)	06/22-06/22
C	$45,083,000		12.625%	(6)	June 2022%		9.96	A2(sf)/A(sf)	06/22-06/22
Non-Offered Certificates
A-4FL(7)	$90,000,000	(7)	30.000%	Floating	June 2022	LIBOR + %	9.60	Aaa(sf)/AAA(sf)	06/21-06/22
X-B	$268,891,216	(10)	N/A	Variable(11)	June 2022%		N/A	Ba3(sf)/AAA(sf)	N/A
D	$27,372,000		10.500%	(6)	June 2022%		9.96	Baa1(sf)/BBB(high)(sf)	06/22-06/22
E	$46,694,000		6.875%	(6)	June 2022%		9.96	Baa3(sf)/BBB(low)(sf)	06/22-06/22
F	$20,932,000		5.250%	(6)	June 2022%		9.96	Ba2(sf)/BB(sf)	06/22-06/22
G	$22,542,000		3.500%	(6)	June 2022%		9.96	B2(sf)/B(sf)	06/22-06/22
NR	$45,083,216		0.000%	(6)	June 2022%		9.96	NR/NR	06/22-06/22

(1)	Approximate, subject to a permitted variance of plus or minus 5%.

(2)
The initial credit support percentages set forth for the certificates are approximate and, for the Class A-1, Class A-2, Class A-3, Class A-4, Class A-4FL and Class A-4FX certificates, are represented in the aggregate.  No class of certificates will provide any credit support to the Class A-4FL certificates for any failure by the swap counterparty to make the payment under the related swap contract.

(3)
The assumed final distribution dates set forth in this free writing prospectus have been determined on the basis of the assumptions described in “Description of the Certificates—Assumed Final Distribution Date; Rated Final Distribution Date” in this free writing prospectus. The rated final distribution date for each class of offered certificates is June 2045. See “Description of the Certificates—Assumed Final Distribution Date; Rated Final Distribution Date” in this free writing prospectus.

(4)
The weighted average life and period during which distributions of principal would be received as set forth in the foregoing table with respect to each class of certificates (other than the Class X-A and Class X-B certificates) are based on the assumptions set forth under “Yield and Maturity Considerations—Weighted Average Life” in this free writing prospectus and on the assumptions that there are no prepayments, modifications or losses in respect of the mortgage loans and that there are no extensions or forbearances of maturity dates of the mortgage loans.

(5)
Ratings shown are those of Moody’s Investors Service, Inc. and DBRS, Inc. Certain nationally recognized statistical rating organizations that were not hired by the depositor may use information they receive pursuant to Rule 17g-5 under the Securities Exchange Act of 1934, as amended, to rate the offered certificates. There can be no assurance as to what ratings a non-hired nationally recognized statistical rating organization would assign. See “Risk Factors—Ratings of the Certificates” and “Ratings” in this free writing prospectus. Moody’s Investors Service, Inc. and DBRS, Inc. have informed us that the “sf” designation in their ratings represents an identifier for structured finance product ratings. For additional information about this identifier, prospective investors can go to www.moodys.com and/or www.dbrs.com.  Important disclaimer:  Credit ratings referenced throughout this material are forward-looking opinions about credit risk and express an agency’s opinion about the ability of and willingness of an issuer of securities to meet its financial obligations in full and on time. Ratings are not indications of investment merit and are not buy, sell or hold recommendations, a measure of asset value, or a signal of the suitability of an investment.

(6)
The pass-through rate applicable to the Class A-1, Class A-2, Class A-3, Class A-4, Class A-4FX, Class A-S, Class B, Class C, Class D, Class E, Class F, Class G and Class NR certificates on each distribution date will be a per annum rate equal to one of (i) a fixed rate, (ii) the weighted average of the net mortgage rates on the mortgage loans (in each case adjusted, if necessary, to accrue on the basis of a 360-day year consisting of twelve 30-day months), (iii) a rate equal to the lesser of a specified fixed pass-through rate and the rate described in clause (ii) above or (iv) the rate described in clause (ii) above less a specified percentage.

(7)
The Class A-4FL certificates will evidence a beneficial interest in a grantor trust that includes the Class A-4FL/4FX regular interest and an interest rate swap contract. Under certain circumstances, holders of the Class A-4FL certificates may exchange all or a portion of their certificates for a like principal amount of Class A-4FX certificates having the same pass-through rate as the Class A-4FL/4FX regular interest. The aggregate certificate balance of the Class A-4FL certificates may be adjusted from time to time as a result of such an exchange. The aggregate certificate balances of the Class A-4FX certificates and Class A-4FL certificates will at all times equal the certificate balance of the Class A-4FL/4FX regular interest. The certificate balance of the Class A-4FX certificates will initially be $0.

(8)
The notional amount of the Class X-A certificates will be equal to the aggregate of the certificate balances of the Class A-1, Class A-2, Class A-3, Class A-4 and Class A-S certificates and the Class A-4FL/4FX regular interest. The Class X-A certificates will not be entitled to distributions of principal.

(9)
The pass-through rate for the Class X-A certificates for any distribution date will equal the excess, if any, of (a) the weighted average of the net mortgage rates on the mortgage loans (in each case adjusted, if necessary, to accrue on the basis of a 360-day year consisting of twelve 30-day months), over (b) the weighted average of the pass-through rates on the Class A-1, Class A-2, Class A-3, Class A-4 and Class A-S certificates and the Class A-4FL/4FX regular interest, weighted on the basis of their respective certificate balances immediately prior to that distribution date. See “Description of the Certificates—Distributions” in this free writing prospectus.

(10)
The notional amount of the Class X-B certificates will be equal to the aggregate of the certificate balances of the Class B, Class C, Class D, Class E, Class F, Class G and Class NR certificates. The Class X-B certificates will not be entitled to distributions of principal.

(11)
The pass-through rate for the Class X-B certificates for any distribution date will equal the excess, if any, of (a) the weighted average of the net mortgage rates on the mortgage loans (in each case adjusted, if necessary, to accrue on the basis of a 360-day year consisting of twelve 30-day months), over (b) the weighted average of the pass-through rates of the Class B, Class C, Class D, Class E, Class F, Class G and Class NR certificates, weighted on the basis of their respective certificate balances immediately prior to that distribution date. See “Description of the Certificates—Distributions” in this free writing prospectus.

The certificate waterfall described under “Description of the Certificates – Priority” in the Initial Free Writing Prospectus is replaced with the following:

Priority. On each Distribution Date, for so long as the Certificate Balances or Notional Amounts of the Regular Certificates (other than the Class A-4FL and Class A-4FX certificates) or the Certificate Balance of the Class A-4FL/4FX regular interest have not been reduced to zero, the certificate administrator is required to apply amounts on deposit in the Distribution Account, to the extent of the Available Distribution Amount, in the following order of priority:

First, to pay interest on the Class A-1, Class A-2, Class A-3, Class A-4, Class X-A and Class X-B certificates and Class A-4FL/4FX regular interest, pro rata, up to an amount equal to the aggregate Interest Distribution Amount for such class, in each case based upon their respective entitlements to interest for that Distribution Date;

Second, to the Class A-1, Class A-2, Class A-3 and Class A-4 certificates and Class A-4FL/4FX regular interest, in reduction of the Certificate Balances of those classes:  (I) prior to the Cross-Over Date (a) first, to the Class A-1 certificates, in an amount equal to the Principal Distribution Amount for such Distribution Date, until the Certificate Balance of the Class A-1 certificates is reduced to zero, (b) then, to the Class A-2 certificates, in an amount equal to the Principal Distribution Amount (or the portion of it remaining after payments specified in clause (a) above has been made) for such Distribution Date, until the Certificate Balance of the Class A-2 certificates is reduced to zero, (c) then, to the Class A-3 certificates, in an amount equal to the Principal Distribution Amount (or the portion of it remaining after payments specified in clause (a) and (b) above have been made) for such Distribution Date, until the Certificate Balance of the Class A-3 certificates is reduced to zero, and (d) then, to the Class A-4 certificates and the Class A-4FL/4FX regular interest, pro rata, based on their respective Certificate Balances, in an amount equal to the Principal Distribution Amount (or the portion of it remaining after payments specified in clauses (a), (b) and (c) above have been made) for such Distribution Date, until the respective Certificate Balance of the Class A-4 certificates and the Class A-4FL/4FX regular interest is reduced to zero, and (II) on or after the Cross-Over Date, to the Class A-1, Class A-2, Class A-3 and Class A-4 certificates and the Class A-4FL/4FX regular interest, pro rata (based upon their respective Certificate Balances), in an amount equal to the Principal Distribution Amount for such Distribution Date, until the Certificate Balances of the Class A-1, Class A-2, Class A-3 and Class A-4 certificates and the Class A-4FL/4FX regular interest are reduced to zero;

Third, to the Class A-1, Class A-2, Class A-3 and Class A-4 certificates and the Class A-4FL/4FX regular interest, pro rata (based upon the aggregate unreimbursed Collateral Support Deficit allocated to each class), until all amounts of Collateral Support Deficit previously allocated to those classes, but not previously reimbursed, have been reimbursed in full;

Fourth, to the Class A-S certificates, in respect of interest, up to an amount equal to the Interest Distribution Amount for that class;

Fifth, following reduction of the Certificate Balances of the Class A-1, Class A-2, Class A-3 and Class A-4 certificates and the Class A-4FL/4FX regular interest to zero, to the Class A-S certificates, in reduction of their Certificate Balance, an amount equal to the Principal Distribution Amount (or the portion of it remaining after distributions on the Class A-1, Class A-2, Class A-3 and Class A-4 certificates and the Class A-4FL/4FX regular interest on that Distribution Date), until the Certificate Balance of the Class A-S certificates is reduced to zero;

Sixth, to the Class A-S certificates, until all amounts of Collateral Support Deficit previously allocated to the Class A-S certificates, but not previously reimbursed, have been reimbursed in full;

Seventh, to the Class B certificates, in respect of interest, up to an amount equal to the Interest Distribution Amount for that class;

Eighth, following reduction of the Certificate Balances of the Class A Certificates (other than the Class A-4FL and Class A-4FX certificates) and the Class A-4FL/4FX regular interest to zero, to the Class B certificates, in reduction of their Certificate Balance, an amount equal to the Principal Distribution Amount (or the portion of it remaining after distributions on the Class A Certificates (other than the Class A-4FL and Class A-4FX certificates) and the Class A-4FL/4FX regular interest on that Distribution Date), until the Certificate Balance of the Class B certificates is reduced to zero;

Ninth, to the Class B certificates, until all amounts of Collateral Support Deficit previously allocated to the Class B certificates, but not previously reimbursed, have been reimbursed in full;

Tenth, to the Class C certificates, in respect of interest, up to an amount equal to the Interest Distribution Amount for that class;

Eleventh, following reduction of the Certificate Balances of the Class A Certificates (other than the Class A-4FL and Class A-4FX certificates) and the Class A-4FL/4FX regular interest and Class B certificates to zero, to the Class C certificates, in reduction of their Certificate Balance, an amount equal to the Principal Distribution Amount (or the portion of it remaining after distributions on the Class A Certificates (other than the Class A-4FL and Class A-4FX certificates) and the Class A-4FL/4FX regular interest and Class B certificates on that Distribution Date), until the Certificate Balance of the Class C certificates is reduced to zero;

Twelfth, to the Class C certificates, until all amounts of Collateral Support Deficit previously allocated to the Class C certificates, but not previously reimbursed, have been reimbursed in full;

Thirteenth, to the Class D certificates, in respect of interest, up to an amount equal to the Interest Distribution Amount for that class;

Fourteenth, following reduction of the Certificate Balances of the Class A Certificates (other than the Class A-4FL and Class A-4FX certificates) and the Class A-4FL/4FX regular interest, Class B certificates and Class C certificates to zero, to the Class D certificates, in reduction of their Certificate Balance, an amount equal to the Principal Distribution Amount (or the portion of it remaining after distributions on the Class A Certificates (other than the Class A-4FL and Class A-4FX certificates) and the Class A-4FL/4FX regular interest, Class B certificates and Class C certificates on that Distribution Date), until the Certificate Balance of the Class D certificates is reduced to zero;

Fifteenth, to the Class D certificates, until all amounts of Collateral Support Deficit previously allocated to the Class D certificates, but not previously reimbursed, have been reimbursed in full;

Sixteenth, to the Class E certificates, in respect of interest, up to an amount equal to the Interest Distribution Amount for that class;

Seventeenth, following reduction of the Certificate Balances of the Class A Certificates (other than the Class A-4FL and Class A-4FX certificates) and the Class A-4FL/4FX regular interest, Class B certificates, Class C certificates and Class D certificates to zero, to the Class E certificates, in reduction of their Certificate Balance, an amount equal to the Principal Distribution Amount (or the portion of it remaining after distributions on the Class A Certificates (other than the Class A-4FL and Class A-4FX certificates) and the Class A-4FL/4FX regular interest, Class B certificates, Class C certificates and Class D certificates on that Distribution Date), until the Certificate Balance of the Class E certificates is reduced to zero;

Eighteenth, to the Class E certificates, until all amounts of Collateral Support Deficit previously allocated to the Class E certificates, but not previously reimbursed, have been reimbursed in full;

Nineteenth, to the Class F certificates, in respect of interest, up to an amount equal to the Interest Distribution Amount for that class;

Twentieth, following reduction of the Certificate Balances of the Class A Certificates (other than the Class A-4FL and Class A-4FX certificates) and the Class A-4FL/4FX regular interest, Class B certificates, Class C certificates, Class D certificates and Class E certificates to zero, to the Class F certificates, in reduction of their Certificate Balance, an amount equal to the Principal Distribution Amount (or the portion of it remaining after distributions on the Class A Certificates (other than the Class A-4FL and Class A-4FX certificates) and the Class A-4FL/4FX regular interest, Class B certificates, Class C certificates, Class D certificates and Class E certificates on that Distribution Date), until the Certificate Balance of the Class F certificates is reduced to zero;

Twenty-first, to the Class F certificates, until all amounts of Collateral Support Deficit previously allocated to the Class F certificates, but not previously reimbursed, have been reimbursed in full;

Twenty-second, to the Class G certificates, in respect of interest, up to an amount equal to the Interest Distribution Amount for that class;

Twenty-third, following reduction of the Certificate Balances of the Class A Certificates (other than the Class A-4FL and Class A-4FX certificates) and the Class A-4FL/4FX regular interest, Class B certificates, Class C certificates, Class D certificates, Class E certificates and Class F certificates to zero, to the Class G certificates, in reduction of their Certificate Balance, an amount equal to the Principal Distribution Amount (or the portion of it remaining after distributions on the Class A Certificates (other than the Class A-4FL and Class A-4FX certificates) and the Class A-4FL/4FX regular interest, Class B certificates, Class C certificates, Class D certificates, Class E certificates and Class F certificates on that Distribution Date), until the Certificate Balance of the Class G certificates is reduced to zero;

Twenty-fourth, to the Class G certificates, until all amounts of Collateral Support Deficit previously allocated to the Class G certificates, but not previously reimbursed, have been reimbursed in full;

Twenty-fifth, to the Class NR certificates, in respect of interest, up to an amount equal to the Interest Distribution Amount for that class;

Twenty-sixth, following reduction of the Certificate Balances of the Class A Certificates (other than the Class A-4FL and Class A-4FX certificates) and the Class A-4FL/4FX regular interest, Class B certificates, Class C certificates, Class D certificates, Class E certificates, Class F certificates and Class G certificates to zero, to the Class NR certificates, in reduction of their Certificate Balance, an amount equal to the Principal Distribution Amount (or the portion of it remaining after distributions on the Class A Certificates (other than the Class A-4FL and Class A-4FX certificates) and the Class A-4FL/4FX regular interest, Class B certificates, Class C certificates, Class D certificates, Class E certificates, Class F certificates and Class G certificates on that Distribution Date), until the Certificate Balance of the Class NR certificates is reduced to zero;

Twenty-seventh, to the Class NR certificates, until all amounts of Collateral Support Deficit previously allocated to the Class NR certificates, but not previously reimbursed, have been reimbursed in full; and

Twenty-eighth, to the Class R certificates, the amount, if any, of the Available Distribution Amount remaining in the Lower-Tier REMIC Distribution Account and Upper-Tier REMIC Distribution Account with respect to that Distribution Date.

The “Cross-Over Date” means the Distribution Date on which the Certificate Balances of the Subordinate Certificates have all been reduced to zero as a result of the allocation of mortgage loan losses to those certificates.

Reimbursement of previously allocated Collateral Support Deficit will not constitute distributions of principal for any purpose and will not result in an additional reduction in the Certificate Balance of the class of certificates in respect of which a reimbursement is made.

B. The following is updated collateral information and modifies the information contained in the Transaction Free Writing Prospectus:

With respect to one mortgage loan (identified as Loan No. 3 to Annex A-1 attached to the prospectus supplement), representing approximately 6.2% of the Initial Pool Balance as of the Cut-off Date, the liability of the related guarantor for any breaches of the recourse carveout provisions and the environmental covenants in the related loan documents is capped at the amount of $50,000,000 plus the lender’s costs and expenses incurred in the enforcement of such provisions.

The following exception is added to Annex D-2 of the Initial Free Writing Prospectus:
Rep. No. on Annex D-1	Mortgage Loan and Number as Identified on Annex A-1	Description of Exception
28	100 West Putnam (Loan No. 3)

(Recourse Obligations) – The obligations and liabilities of the related guarantor for breaches of the recourse carveout provisions and the environmental covenants in the related Mortgage Loan documents are capped at the amount of $50,000,000 plus the lender’s costs and expenses in enforcing such provisions.